                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)

                       SOUTHWEST SECURITIES GROUP, INC.
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                   845224104
                                (CUSIP Number)


                                March 16, 2000
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

               [  ]   Rule 13d-1(b)

               [x ]   Rule 13d-1(c)

               [  ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

CUSIP No.  845224104


1. Names of Reporting Persons: Richard L. and F. Annette Scott Family Limited Partnership.

     IRS Identification No.:    61-127-2598

2.   Check the Appropriate Box if a Member of a Group  (a)   [ x ]


                                                       (b)   [   ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization: Kentucky


NUMBER OF SHARES                       5.  Sole Voting Power: 251,050

BENEFICIALLY OWNED                     6.  Shared Voting Power: -0-

BY EACH REPORTING                      7.  Sole Dispositive Power: 251,050

PERSON WITH                            8.  Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 251,050

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [  ]

11.  Percent of Class Represented by Amount in Row (9): 2.1%

12.  Type of Reporting Person: PN

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                                 SCHEDULE 13G

CUSIP No. 845224104


1.   Names of Reporting Persons: Frances Annette Scott Revocable Trust.

     IRS Identification No.:  _____________

2.   Check the Appropriate Box if a Member of a Group  (a)   [ x ]


                                                       (b)   [   ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization: United States

NUMBER OF SHARES                       5.  Sole Voting Power: 233,500

BENEFICIALLY OWNED                     6.  Shared Voting Power: -0-

BY EACH REPORTING                      7.  Sole Dispositive Power: 233,500

PERSON WITH                            8.  Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 233,500

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row (9): 2.0%

12.  Type of Reporting Person: OO (Revocable Grantor Trust)

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                                 SCHEDULE 13G

CUSIP No. 845224104


1.   Names of Reporting Persons: Richard L. Scott Revocable Trust.

     IRS Identification No.:  _____________

2.   Check the Appropriate Box if a Member of a Group  (a)   [ x ]

                                                       (b)   [   ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization:  United States

NUMBER OF SHARES                       5.  Sole Voting Power: 35,050

BENEFICIALLY OWNED                     6.  Shared Voting Power: -0-

BY EACH REPORTING                      7.  Sole Dispositive Power: 35,050

PERSON WITH                            8.  Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 35,050

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row (9): .3%

12.  Type of Reporting Person: OO (Revocable Grantor Trust)

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                                 SCHEDULE 13G

CUSIP No. 845224104


1.   Names of Reporting Persons: Floyd Stephen Allen.

     IRS Identification No.:   _________________________

2.   Check the Appropriate Box if a Member of a Group  (a)   [ x ]

                                                       (b)   [   ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization: United States

NUMBER OF SHARES      5.  Sole Voting Power: 73,200  (see Item 4)

BENEFICIALLY OWNED    6.  Shared Voting Power: -0-

BY EACH REPORTING     7.  Sole Dispositive Power: 73,200 (see Item 4)

PERSON WITH           8.  Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 73,200 (see
     Item 4)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row (9): .6%

12.  Type of Reporting Person: IN

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Item 1(a).    Name of Issuer.

              Southwest Securities Group, Inc. ("Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

              1201 Elm Street, Suite 3500
              Dallas, Texas 75270

Item 2(a).    Names of Persons Filing.

              Richard L. and F. Annette Scott Family Limited Partnership Frances Annette Scott Revocable Trust
              Richard L. Scott Revocable Trust
              F. Stephen Allen

Item 2(b).    Address of Principal Business Office or, if none, Residence.

              Richard L. and F. Annette Scott Family Limited Partnership 100 First Stamford Place, Suite 625
              Stamford, Connecticut 06902.

              Frances Annette Scott Revocable Trust
              100 First Stamford Place, Suite 625
              Stamford, Connecticut 06902.

              Richard L. Scott Revocable Trust
              100 First Stamford Place, Suite 625
              Stamford, Connecticut 06902.

              F. Stephen Allen
              2100 S. Utica, Suite 305
              Tulsa, Oklahoma 74114.

Item 2(c).    Citizenship.

              Richard L. and F. Annette Scott Family Limited Partnership is a Kentucky limited partnership. Frances Annette Scott Revocable Trust, Richard L. Scott Revocable Trust and F. Stephen Allen are domiciled in the United States.

Item 2(d).    Title of Class of Securities.

              Common Stock, $.10 par value ("Common Stock").

Item 2(e).    CUSIP Number.

              845224104.

Item 3.       Status of Reporting Person.

              If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4.       Ownership.

              (a)   Amount Beneficially Owned:

                    Richard L. and F. Annette Scott Family Limited Partnership directly holds 251,050 shares of Common Stock. Frances Annette Scott Revocable Trust directly holds 233,500 shares of Common Stock. Richard L. Scott Revocable Trust directly holds 35,050 shares of Common Stock. F. Stephen Allen directly holds 58,700 shares of Common Stock and holds 14,500 shares of Common Stock through a self-directed retirement plan, as to which shares Mr. Allen has sole voting and investment power. Thus, the Reporting Persons collectively hold 592,800 shares of Common Stock.

              (b)   Percent of Class: 5.02%

              (c)   Number of Shares as to which the person has:

                    (i)    sole power to vote or to direct the vote: 592,800
                    (ii)   shared power to vote or to direct the vote: 0
                    (iii) sole power to dispose or to direct the disposition of: 592,800
                    (iv) shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below, each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  March 24, 2000              RICHARD L. AND F. ANNETTE SCOTT
                                    FAMILY LIMITED PARTNERSHIP


                                    /s/ RICHARD L. SCOTT
                                    ---------------------------------------
                                    By: Richard L. Scott, General Partner




DATED:  March 24, 2000              FRANCES ANNETTE SCOTT REVOCABLE TRUST


                                    /s/ FRANCES ANNETTE SCOTT
                                    ---------------------------------------
                                    By: Frances Annette Scott, Trustee


DATED:  March 24, 2000              RICHARD L. SCOTT REVOCABLE TRUST


                                    /s/ RICHARD L. SCOTT
                                    ---------------------------------------
                                    By: Richard L. Scott, Trustee



DATED:  March 24, 2000              /s/ F. STEPHEN ALLEN
                                    ------------------------------------------
                                    F. Stephen Allen




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